November 4, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler, Assistant Director

RE:        Trevena, Inc.
Registration Statement on Form S-1
Filed October 9, 2013

File No.:  333-191643

Gentlemen and Ladies:

On behalf of our client, Trevena, Inc. (“Trevena” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a telephone conversation that took place between the Staff and representatives of the Company on November 4, 2013 relating to the above referenced Registration Statement (the “Registration Statement”).

We also describe below the changes the Company is proposing to make in response to the Comments in an Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”) and the prospectus included therein (the “Prospectus”). These proposed changes are attached to this letter as Exhibit A (the “Exhibit”).

FORM S-1

In response to the Staff’s question regarding any beneficial conversion feature of the Series C preferred stock, the Company advises the Staff as follows:  The Series C preferred stock was issued at $1.632 per share and the estimated fair value of the common stock at that time was $0.36 per share, based upon a contemporaneous valuation performed as of April 30, 2013. Therefore, at the time of issuance, there was not a beneficial conversion feature.

In response to the Staff’s question regarding whether the Company has issued any stock options since the last issuance listed in the Amendment, the Company advises the Staff as follows:  The Company has not granted any stock options or other equity incentive awards or issued any other equity since the options granted on September 26, 2013 other than shares of common stock issued upon the exercise of previously issued options.

In response to the Staff’s comments on the section of the S-1 entitled “Stock options granted on June 17, 2013 and July 29, 2013”, the Company advises the Staff that it proposes to modify the disclosure in the Amendment as shown in the Exhibit to clarify that the probability of an IPO had not yet increased materially as of the time of the July 29, 2013 stock option grants.

In response to the Staff’s comments on the section of the S-1 entitled “Stock options granted on August 27, 2013 and September 26, 2013”, the Company advises the Staff that it proposes to modify the disclosure in the Amendment as shown in the Exhibit to clarify that the second adjustment made to the enterprise value previously calculated in the April 30, 2013 valuation for use in the non-IPO scenario of the PWERM was to reflect the operational progress made by the Company since the last valuation date.

*   *   *   *

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please send any additional comment letters concerning the Amendment to Roberto Cuca, Chief Financial Officer of the Company, at rcuca@trevenainc.com, and to Maxine Gowen, Chief Executive Officer of the Company, and Jim Fulton of Cooley LLP at the email addresses previously provided to the Staff. Please direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058, to Mr. Cuca at (610) 354-8840 extension 224, or to Mr. Fulton at (212) 479-6103.

Very truly yours,

/s/ Brent B. Siler
Brent B. Siler

cc:	Maxine Gowen, Ph.D., Trevena, Inc.
Roberto Cuca, Trevena, Inc.
Peter N. Handrinos, Latham & Watkins LLP

Exhibit A

Fair Market Value Estimates

We are required to estimate the fair market value of the common stock underlying our share-based awards when performing the fair value calculations with the Black-Scholes option pricing model. The fair market value of the common stock underlying our share-based awards was determined on each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair market value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair market value of our common stock in order to determine an exercise price for the option grants. We determined the fair market value of our common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, we considered various objective and subjective factors, along with input from management and contemporaneous valuations, to determine the fair market value of our common stock, including:

•                  external market conditions affecting the biotechnology industry;

•                  trends within the biotechnology industry;

•                  the prices at which we sold shares of preferred stock;

•                  the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•                  our results of operations and financial position;

•                  the status of our research and development efforts;

•                  our stage of development and business strategy;

•                  the lack of an active public market for our capital stock; and

•                  the likelihood of achieving a liquidity event, such as an IPO or sale of our company in light of prevailing market conditions.

The per share estimated fair market value of our common stock in the table below represents the determination by our board of directors of the fair market value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of contemporaneous independent third-party valuations of our common stock as discussed below. We computed the per share weighted average estimated fair value for stock option grants based on the Black-Scholes option pricing model. The following table sets forth information about our stock option grants since January 1, 2012:

Date of Issuance	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Market Value per Common Share	Estimated Fair Value of Options per Share
February 2, 2012	63,707	$0.68	$0.68	$0.56
April 19, 2012	125,805	0.68	0.68	0.56
October 17, 2012	32,258	0.68	0.68	0.56
June 17, 2013	1,057,247	2.23	2.23	1.55
June 19, 2013	26,655	2.23	2.23	1.55
August 6, 2013	39,490	2.23	2.23	1.55
August 12, 2013	98,724	2.23	2.23	1.55
August 27, 2013	69,286	7.44	7.44	5.21
September 3, 2013	197,449	7.44	7.44	5.27
September 26, 2013	122,579	7.44	7.44	5.21

Our options granted in 2013 generally vest over four years with one-sixteenth of the shares subject to the applicable option vesting every three months, with the following exceptions: four option grants, for an aggregate total of 184,616 shares, vest over four years with one-eighth of the shares subject to the applicable option vesting six months following the applicable vesting commencement date and one-twelfth of the remaining shares vesting every three months thereafter; two option grants, for an aggregate total of 3,226 shares, vest over four years with one-fourth of the shares subject to the applicable option vesting one year following the applicable vesting commencement date and one-twelfth of the remaining shares vesting every three months thereafter; one option for 197,450 shares vests over four years with one-fourth of the shares vesting one year after the vesting commencement date and one-thirty-sixth of the remaining shares vesting each month thereafter; and one option grant for 17,742 shares vests over three years with one-twelfth of the shares vesting every three months.

In determining the exercise prices of the options set forth in the table above granted since January 1, 2012, our board of directors considered the most recent available independent third-party valuations of our common stock, which were prepared as of July 8, 2010, April 30, 2013 and August 15, 2013, and based its determination in part on such valuations, with the analyses summarized below. The intrinsic value of all outstanding vested and unvested options of $30.2 million is based on a per share price of $13.00, the midpoint of the price range set forth on the cover page of this prospectus, 2,804,264 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013 and a weighted average exercise price of $2.23 per share.

Stock option grants from January 1, 2012 to October 17, 2012

Our board of directors granted stock options from January 1, 2012 through October 17, 2012, with each having an exercise price of $0.68 per share. The exercise price per share was supported by an independent third-party valuation of $0.68 per common share as of July 8, 2010 in connection with our initial Series B and Series B-1 preferred stock issuances. In conducting this valuation, we estimated the value of our common stock using the option pricing method. The option pricing method treats common stock as options on the enterprise’s value, with exercise prices based on liquidation preferences set forth in the terms of the preferred stockholders agreements. The enterprise value was determined based upon the Series B preferred stock pre-money valuation and this value was employed in the option pricing method for valuing the common stock. We completed the Series B and Series B-1 preferred stock issuances, at $1.00 per share, which is effectively $6.20 per share of common stock on an as-converted basis, for up to $39.3 million in July 2010. The common stock is treated as a call option that gives its owner the right to buy the underlying net assets at a predetermined or “strike” price at a liquidity event, such as an IPO, merger or sale. The option pricing method considers the various terms of the preferred stock, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations upon liquidation of the enterprise. In addition, the option pricing method implicitly considers the effect of the liquidation preference as of the appropriate date in the future, not as of the valuation date. Under the option pricing method, value is allocated to the common stock only if the net assets of the enterprise exceed the liquidation preference at the time of the liquidity event. The option pricing method commonly uses the Black-Scholes formula to price the common stock as a call option. The Black-Scholes assumptions used in the July 8, 2010 valuation were determined as follows:

•                  The current value per share of common stock was management’s estimate of fair value based on the pre-money Series B financing value.

•                  The exercise price was calculated based on the aggregate liquidation preferences of the outstanding Series A and B preferred stock.

•                  The time until expiration was based on the estimated time horizon for common stock value. A four-year time horizon was used based on our early stage of development and strategic plans. It was assumed that if our research and development plans progress as planned, that a liquidation event would occur within four years; if the development plans fail or have limited success, it was assumed that we would liquidate for less than the preferred stock preference or that we would recapitalize, in either case leaving the common stock virtually worthless.

•                  The volatility factor of 100% was based on comparable companies in the U.S. biotechnology market with market capitalizations less than $100 million.

A discount for lack of marketability of 50% was then applied to the resulting Black-Scholes value. A discount for lack of marketability was applied to reach the final valuation of the common stock because, as we are a private company, there are impediments to liquidity, including lack of publicly available information and the lack of a trading market. Our determination of the discount included factors such as our proximity to an IPO, reduced funding risk and our progress made on our clinical development program. The discount for marketability decreases as we move closer to marketability of common shares through an event, such as an IPO, and as the risk declines for our company as milestones are achieved.

We concluded that the value of our company remained relatively unchanged from July 8, 2010 through October 17, 2012. This was primarily attributable to the absence of a significant product inflection point, insofar as TRV027, our lead asset, was in a Phase 2a clinical trial from the end of 2010 into the first half of 2012, and our continued efforts to obtain financing to support our liquidity needs and funding of operating expenses. The specific facts and circumstances considered by our board of directors included the following:

•                  We had principally financed our operations through private placements of preferred stock and debt. In 2010 and 2011, we successfully closed and received $17.5 million in each year. The original issuance per share price of $1.00, which is effectively $6.20 per share of common stock on an as-converted basis, for the preferred stock remained unchanged in 2010 and 2011.

•                  There were no preferred stock issuances in 2012 despite fund raising efforts and our cash and cash equivalents at the end of 2012 were $6.7 million. At December 31, 2011, we had cash and cash equivalents of $17.1 million.

•                  In anticipation of completing a financing in 2012, we had a valuation conducted in October 2012 that indicated that the value of our common stock was less than $0.01, and as a result, we ceased making additional option grants until after completion of a financing.

•                  We had no completed clinical trial data for any of our programs from the end of 2010 through the end of 2011.

Stock options granted on June 17, 2013 and July 29, 2013

Our board of directors granted stock options on June 17, 2013 and July 29, 2013, with each having an exercise price of $2.23 per share. Three of these grants became effective upon later dates (June 19, 2013, August 6, 2013 and August 12, 2013) when the respective recipient initially became an employee of our company. The exercise price per share was supported by the most recent independent third-party valuation of $2.23 per common share as of April 30, 2013 which our board determined was still appropriate as of the dates of these grants in the absence of any new clinical trial data and the absence of any agreement within the board to authorize us to begin preparing for an IPO. In conducting this April 30, 2013 valuation, we utilized the option pricing model backsolve method to calculate our enterprise value utilizing as a starting point the May 2013 Series C financing at $1.632 per share of preferred stock, which is effectively $10.12 per share of common stock on an as-converted basis. The price per share of preferred stock in the Series C financing was deemed to be fair value because the price was set by willing and informed unrelated parties (Forest and our company), neither of whom was forced to transact. The Series C financing was concluded after extensive negotiations in which each party sought to obtain the best price. Although we also transferred an option to Forest concurrent with the stock purchase, the value of the option was negligible, so the inclusion of the option in the transaction did not alter the fair value assigned to our equity.

We estimated the value of our common stock versus the other share classes using the option pricing method, consistent with the methodology noted above in the July 8, 2010 valuation. Changes in assumptions since the July 8, 2010 valuation included adjusting the enterprise value based upon the Series C financing raise at $1.632 per share, changing the expected term to 2.5 years based on updated management estimates, utilizing volatility of 80.5% based on the median of comparable companies and reducing the discount for lack of marketability to 30%. The comparable companies we used were publicly traded companies selected primarily on the basis of the lead indications they have under development. These companies consisted of Pain Therapeutics, Acura Pharmaceuticals, Horizon Pharma, Zogenix and Neurocrine Biosciences, each of which have lead indications focused on pain/neurological disorders, and Aastrom Biosciences, Pozen and Cytokinetics, each of which specializes in cardiovascular indications. All of the selected companies have market capitalizations of less than a billion dollars and low or no product revenue, which we believe makes them representative of our size and stage of development.

Stock options granted on August 27, 2013 and September 26, 2013

Our board of directors granted stock options on August 27, 2013 and September 26, 2013 with an exercise price of $7.44 per share. One of these grants became effective upon a later date (September 3, 2013) when the recipient initially became an employee of our company. The exercise price per share was supported by the most recent third-party valuation of $7.44 per common share as of August 15, 2013. In conducting this valuation, we used the probability weighted expected return method, or PWERM, with two main categories of discrete scenarios—a non-IPO scenario and multiple IPO scenarios—to take into account the decision by our board of directors in August 2013 to proceed with preparations for a potential IPO. We applied a weighting of 50% to the non-IPO scenario, which was valued using the market adjusted option pricing method, which captures the distribution of exits appropriate for a private company where there are numerous potential future pathways as yet poorly defined, and a weighting of 50% to the IPO scenarios included under the PWERM approach, which assumed that we would achieve an IPO exit in the near-term. This 50% probability of an IPO exit in the near term was deemed appropriate because a successful IPO could only be achieved if the ongoing Phase 1b trial for TRV130 yielded positive data, and the results of this trial were unknown as of the August and September option grant dates. In addition, we had not yet obtained investor feedback that might have increased our assessment of the likelihood of a successful IPO and we were concerned about subsequent changes in the market’s receptivity for biotech IPOs based on the early stage of our IPO preparations.

To calculate our enterprise value under the market adjusted option pricing method for the non-IPO scenario, we started with the enterprise value calculated in the April 30, 2013 valuation described above.  We first adjusted that value, increasing it by 9.7%, to reflect changes in the market conditions for the biotechnology industry generally between April 30, 2013 and August 15, 2013, as evidenced by the growth in enterprise value of three relevant market indices (the NASDAQ Biotechnology Index, iShares NASDAQ Biotechnology Index and SPDR S&P Biotech). We chose not to use the mean change in the enterprise values of our comparable companies because such values did not indicate a trend in biotech company valuations, but rather were significantly influenced by company-specific events. We then further adjusted the enterprise value, increasing it by 13.3% to reflect operational progress made between April 30, 2013 and August 15, 2013 including the receipt of positive interim data from our then-ongoing Phase 1b trial of TRV130.  From this enterprise value we then estimated the value of our common stock using the option pricing method, consistent with the methodology noted above in the July 8, 2010 and April 30, 2013 valuations. We used a discount for lack of marketability of 30% in line with the April 30, 2013 valuation to reflect the absence of a near-term exit in the non-IPO scenario. The implied value per share of common stock in the option pricing method as of August 15, 2013 was $2.48 per share.

Our PWERM approach employed three IPO scenarios and weighted those as described below. We estimated our enterprise value under these IPO scenarios using the guideline public company method under the market approach. Under the guideline public company method, we considered an average of pre-money values for IPOs completed by biotechnology companies from the beginning of 2012 through the middle of 2013. We considered the value of cardiovascular therapeutic companies, which were typically at the low end of the comparable company range, and the value of platform-focused companies, which were typically at the high end of the comparable company range. The valuation range that we selected was between the valuation ranges for the two sets of companies because we work in multiple therapeutic areas, and employ a proprietary biased ligand research platform. In addition, we considered a medium multiple of invested capital as indicated by the IPOs. For the complete set of biotechnology companies that went public between the beginning of 2012 through the middle of 2013, the median step-up factor was 1.1x. However, for biotechnology companies with lead programs, partnerships with pharmaceutical companies and robust pipelines, the range of this multiple has been 1.2x to 1.4x. Given the general positive investor sentiment in the public markets for biotech IPOs, we used a factor of 1.3x as the upper end of the enterprise value range for our company, which is at a slight premium to the historical median.

For each of the various IPO scenarios, an equity value was estimated and the rights and preferences for each shareholder class were considered to determine what portion of the enterprise value to allocate to common shares. The common share value was then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the common share value in each scenario was multiplied by an estimated probability for that scenario. The probability and timing of each scenario were based on discussions between our board of directors and our management team.

We used the following three possible IPO scenarios under the PWERM, weighing them as indicated:

•                  an IPO at an assumed high valuation in the fourth quarter of 2013, weighted at 30%;

•                  an IPO at a lower assumed valuation in the fourth quarter of 2013, weighted at 12.5%, and

•                  an IPO at the higher assumed valuation in the first quarter of 2014, weighted at 7.5%.

A discount for lack of marketability of 10% was then applied to the resulting value for each IPO scenario. This discount was significantly less than the 30% applied to the April 30, 2013 option pricing model to reflect that the IPO scenarios assumed that we had moved closer to marketability of shares of common stock in anticipation of a successful IPO. The average implied value per share of common stock in the IPO scenarios was $12.40 per share.

The table below summarizes the significant assumptions utilized for each of the PWERM scenarios used in valuing the common stock and based upon which the fair value was determined to be $7.44:

	PWERM Scenarios
	No IPO (Option Pricing Method)	Early IPO (High)	Early IPO (Low)	Late IPO (High)
Liquidity date	2/15/2016	4Q13	4Q13	1Q14
Probability weighting	50%	30%	12.5%	7.5%
Discount for lack of marketability, or DLOM	30%	10%	10%	10%
Estimated per share value of common stock in each PWERM scenario after DLOM	$2.48	$13.10	$10.91	$12.09
Probability weighted estimated per share value of common stock across IPO scenarios after DLOM				$12.40
Probability weighted estimated per share value of common stock across all PWERM scenarios after DLOM				$7.44

The primary drivers for the increased value per share of common stock between April 30, 2013 and August 15, 2013 were:

•                  The likelihood of a successful IPO increased. We believed a successful IPO would require good data from the then-ongoing Phase 1b trial for TRV130. In the beginning of August we received positive preliminary data from the first 10 subjects in the trial. Based on these data, our assessment of the likelihood that the final data from the study would be positive increased and so we initiated preparations for an IPO. The increased probability of a successful IPO was also linked to the advancement of TRV734, increased market receptivity to biotech IPOs, the decision by our board of directors in August 2013 to initiate the process for an initial public offering and the selection of co-lead underwriters.

•                  The increased valuations associated with early-stage biotech IPOs. The valuations associated with early-stage biotech IPOs were not incorporated into the April 30, 2013 valuation but these valuations were incorporated into the August 15, 2013 valuation methodology and increased the value of common stock as of that date thereby contributing to the change in value between April 30, 2013 and August 15, 2013.

Determination of estimated IPO offering price

In early November 2013, we determined the estimated initial public offering price per share of this offering, as set forth on the cover page of this prospectus, to be between $12.00 and $14.00 per share. We note that, as is typical in IPOs, the preliminary range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the preliminary range were the following:

•                  our prospects and the history of and prospects for our industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would continue to be a receptive public trading market for pre-commercial biotechnology companies such as us; and

•                  an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

The midpoint of the estimated price range for this offering reflects a significant increase over the estimated valuation as of August 15, 2013 of $7.44 per share.  Investors should be aware of this difference and should recognize that the price range for this offering is in excess of our prior valuations.  Further, investors are cautioned not to place undue reliance on the valuation methodologies discussed above as an indicator of future stock prices.  We believe that the difference in value between the midpoint of the preliminary price range and management’s determination of the fair value of our common stock of $7.44 per share as of August 15, 2013, the date of our last valuation, was primarily the result of a change in the probability of a near-term IPO from 50% to the 100% probability implicit in the preliminary price range.  We note that the $12.40 average implied value per share of common stock in the IPO scenarios considered in the August 15, 2013 valuation is within the actual proposed offering range for the IPO. The primary factors that allowed us to progress towards an IPO from August 15, 2013, when we only attributed a 50% probability to being able to achieve a near-term IPO, to being in a position to determine the preliminary price range in early November 2013, were:

•                  We received positive final data from the 30 subjects in our Phase 1b clinical trial for TRV130 in early October.

•                  Subsequent to August 15, 2013, we completed several critical events necessary to proceed toward an IPO, including the confidential submission of a registration statement for an IPO in September, the public filing of the registration statement in October and testing-the-waters meetings with potential IPO investors in October that led us to believe an IPO was potentially feasible.

In addition, the estimated initial public offering price range necessarily assumes that the IPO has occurred, that a public market for our common stock has been created and that our preferred stock has been converted into common stock in connection with the IPO, and therefore excludes any discount for lack of marketability of our common stock, any discount to reflect the time value of money for the period from the assumed IPO dates back to the valuation date, any preferences of our preferred stock and any assumption of less than 100% probability of an IPO, all of which were factored into the August 15, 2013 valuation.

Investors should be cautioned that the midpoint of the price range set forth on the cover of this prospectus does not necessarily represent the fair value of our common stock, but rather reflects an estimate of the offer price determined in consultation with the underwriters. There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, including the successful enrollment and completion of our clinical studies as well as the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense could have been different. The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

In the public markets, we believe there are investors who may apply more qualitative and subjective valuation criteria to certain of our clinical assets than the valuation methods applied in our valuations, although there can be no assurance that this will in fact be the case. As described above, as a private company we used a more quantitative methodology to determine the fair value of our common stock and this methodology differs from the methodology used to determine the estimated price range for this offering. The estimated price range for this offering was not derived using a formal determination of fair value, but rather was determined by negotiation between us and the underwriters. In particular, the estimate of fair value of our common stock as of August 15, 2013 was not a factor in setting the estimated price range for this offering.  The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in our prior valuations, are not objectively determinable and that valuation models are not able to quantify.